UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GLOBAL CLEAN ENERGY HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

58456E106
(CUSIP Number)

Istvan Benko, Esq. TroyGould PC 1801 Century Park East, Suite 1600 Los Angeles, California 90067 (310) 553-4441
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

April 18, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 58456E106

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF	5.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	18,989,232(1)
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	18,989,232 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 18,989,232 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%

12.	TYPE OF REPORTING PERSON PN
(1) Does not include all of the shares of common stock issuable upon the exercise of warrants owned by Mercator Momentum Fund, L.P. (“Mercator Momentum”). The terms of the warrants do not permit those shares to be exercised if, following such exercise, any of Mercator Momentum, Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., or M.A.G. Capital, LLC (“MAG”) would beneficially own more than 9.99% of the Issuer’ s outstanding common stock. As MAG beneficially owns more than 20% of the Issuer’s outstanding common stock, none of the shares of common stock issuable upon exercise of the warrants have been included here.

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CUSIP NO. 58456E106

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF	5.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER 14,192,675 (1)
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER 14,192,675 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 14,192,675 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%

12.	TYPE OF REPORTING PERSON PN
(1) Does not include all of the shares of common stock issuable upon the exercise of warrants owned by Mercator Momentum Fund III, L.P. (“Mercator Momentum III”). The terms of the warrants do not permit those shares to be exercised if, following such exercise, any of Mercator Momentum Fund, L.P., Mercator Momentum Fund, Monarch Pointe Fund, Ltd., or M.A.G. Capital, LLC (“MAG”) would beneficially own more than 9.99% of the Issuer’s outstanding common stock. As MAG beneficially owns more than 20% of the Issuer’s outstanding common stock, none of the shares of common stock issuable upon exercise of the warrants have been included here.

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CUSIP NO. 58456E106

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Monarch Pointe Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF	5.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER 13,682,414 (1)
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER 13,682,414 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 13,682,414 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%

12.	TYPE OF REPORTING PERSON CO
(1) Does not include all of the shares of common stock issuable upon the exercise of warrants owned by Monarch Pointe Fund, Ltd. (“MPF”). The terms of the warrants do not permit those shares to be exercised if, following such exercise, any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., MPF, or M.A.G. Capital, LLC (“MAG”) would beneficially own more than 9.99% of the Issuer’ s outstanding common stock. As MAG beneficially owns more than 20% of the Issuer’s outstanding common stock, none of the shares of common stock issuable upon exercise of the warrants have been included here.

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CUSIP NO. 58456E106

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M.A.G. Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF	5.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER 46,864,321 (1)
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER 46,864,321 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 46,864,321 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.7%

12.	TYPE OF REPORTING PERSON IA

(1) Does not include all of the shares of common stock issuable upon the exercise of warrants owned by Mercator Momentum Fund, L.P. (“Mercator Momentum”), Mercator Momentum Fund III, L.P. (“Mercator Momentum III”), and Monarch Pointe Fund, Ltd. (“MPF”). The terms of the warrants do not permit those shares to be exercised if, following such exercise, any of Mercator Momentum, Mercator Momentum III, MPF, or M.A.G. Capital, LLC (“MAG”) would beneficially own more than 9.99% of the Issuer’s outstanding common stock. As MAG beneficially owns more than 20% of the Issuer’s outstanding common stock, none of the shares of common stock issuable upon exercise of the warrants have been included here.

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CUSIP NO. 58456E106

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David F. Firestone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF	5.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER 46,864,321 (1)
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER 46,864,321 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 46,864,321 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.7%

12.	TYPE OF REPORTING PERSON IN
(1) Does not include all of the shares of common stock issuable upon the exercise of warrants or the shares issuable upon conversion of the non-voting shares of Series A Preferred Stock owned by Mercator Momentum Fund, L.P. (“Mercator Momentum”), Mercator Momentum Fund III, L.P. (“Mercator Momentum III”), and Monarch Pointe Fund, Ltd. (“MPF”). The terms of the warrants and the Series A Preferred Stock do not permit those shares to be exercised or converted if, following such exercise or conversion, any of Mercator Momentum, Mercator Momentum III, MPF, or M.A.G. Capital, LLC (“MAG”) would beneficially own more than 9.99% of the Issuer’s outstanding common stock. As MAG beneficially owns more than 20% of the Issuer’s outstanding common stock, none of the shares of common stock issuable upon exercise of the warrants have been included here.

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This statement is hereby amended and restated in its entirety as follows:

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the following titles and classes of securities: shares of common stock (the “Common Stock”), no par value, of Global Clean Energy Holdings, Inc., a Utah corporation (the “Issuer”).

The Issuer’s principal executive offices are located at 6033 W. Century Blvd., Suite 1090, Los Angeles, California 90045.

Item 2.	Identity and Background.

This Statement is being filed on behalf of Mercator Momentum Fund, L.P. (“Momentum Fund”), Mercator Momentum Fund III, L.P. (“Momentum Fund III” and, with Momentum Fund, the “Funds”), Monarch Pointe Fund, Ltd. (“MPF”), M.A.G. Capital, LLC (“MAG”) and David F. Firestone (“Firestone”). This Statement relates to the securities directly owned by the Funds and MPF. MAG is the general partner of each of the Funds and controls the investments of MPF. Firestone is the Managing Member of MAG. As a result of their control over the Funds and MPF, Firestone and MAG are deemed to beneficially own the securities of the Funds and MPF. The Funds, MPF, MAG and David F. Firestone are referred to herein as the “Reporting Persons.”

Firestone is the sole member of MPF’s Board of Directors.

Firestone’s principal occupation is acting as the managing member of MAG.

The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayer Street Lower, Dublin 1, Republic of Ireland. Each of the Funds is a California limited partnership. MAG is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands. Firestone is a United States citizen.

During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

No funds were used to acquire the shares of common stock reported herein. Pursuant to the Exchange Agreement (defined below), MPF and the Funds agreed to tender for exchange 28,927 shares of the Issuer’s Series A Convertible Preferred Stock (“Series A Stock”) for an aggregate of 28,927,000 shares of the Issuer’s common stock, no par value per share, as described in further detail below in Item 4 herein.

No funds were issued to acquire the warrants reported herein. Pursuant to the Release Agreement (defined below), the Issuer issued to MPF and the Funds warrants to purchase an aggregate of 17,000,000 for at an exercise price of $0.01, as described in further detail below in Item 4 herein.

Item 4.	Purpose of Transaction

Series A Stock

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Effective April 18, 2008, the Issuer entered into the exchange agreement (“Exchange Agreement”) with each of the Funds and MPF, comprising all of the holders of the Issuer’s Series A Stock.

Pursuant to the Exchange Agreement, the Funds and MPF agreed to exchange 28,927 shares of Series A Stock, constituting all of the issued and outstanding shares of Series A Stock, for an aggregate of 28,927,000 shares of the Issuer’s common stock, no par value per share (“Common Stock”). The exchange ratio was determined by dividing the $100 purchase price of the shares (the “Series A Purchase Price” as defined in Certificate of Designations of Preferences and Rights for the Series A Stock) by $0.10.

Release Warrants

Effective October 19, 2007, the Issuer entered into a release and settlement agreement (“Release Agreement”) pursuant to which the Issuer agreed to issue to each of the Funds and MPF warrants (“Release Warrants”) to purchase an aggregate of 17,000,000 shares of Common Stock at an exercise price of $0.01 per warrant. The Release Agreement was executed by Issuer in settlement of all losses and damages that each of the Funds and MPF may have suffered, and may thereafter suffer, as result of the Issuer’s failure to amend certain terms of the Certificate of Designations of Preferences and Rights for the Series A Stock, as agreed to between the Issuer, the Funds and MPF. The Release Warrants expire on October 17, 2017.

Loan Warrants

On September 7, 2007, the Issuer entered into a loan and security agreement (the “Loan Agreement”) with Momentum Fund III, pursuant to which a secured term credit facility in the aggregate principal amount of $1,000,000 was made available to Issuer. In connection with the Loan Agreement, the Funds and MPF tendered to the Issuer previously held warrants (“Old Warrants”) to purchase 27,452,973 shares at a price of $0.1967 per share in exchange for newly issued warrants to purchase 27,452,973 shares at a price of $0.01 per warrant (“Loan Warrants”). The Loan Warrants expire on September 30, 2013.

Sales of Common Stock

Momentum Fund sold 518,000 shares of Common Stock (less than 0.5%) to a non-affiliated third party in January 2008.

None of the Reporting Persons have any plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of this Statement.

Item 5.	Interest in Securities of the Issuer

(a)  Immediately after the exchange of all of the Series A Stock, Reporting Persons holdings as of April 18, 2008 are as follows:

Momentum Fund owned 18,989,232 shares of Common Stock, Loan Warrants to purchase up to 13,516,777 shares of Common Stock, and Release Warrants to purchase up to 5,122,100 shares of Common Stock, each at an exercise price of $0.01 per warrant.

Momentum Fund III owned 14,192,675 shares of Common Stock, Loan Warrants to purchase up to 9,360,701 shares of Common Stock, and Release Warrants to purchase up to 6,050,300 shares of Common Stock, each at an exercise price of $0.01 per warrant.

MPF owned 13,682,414 shares of Common Stock, Loan Warrants to purchase up to 4,575,495 shares of Common Stock, and Release Warrants to purchase up to 5,827,600 shares of Common Stock, each at an exercise price of $0.01 per warrant.

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MAG does not directly own any securities of the Issuer. However, as a result of MAG’s right to control the voting and the disposition of the securities owned by MPF and the Funds, MAG is deemed to have beneficial ownership of all securities owns by MPF and the Funds.

Mr. Firestone does not directly own any securities of the Issuer. However, as a result of his ownership of all outstanding shares of MAG and his ability to direct the voting and disposition of the shares of MAG, the Funds and MPF, Mr. Firestone is deemed to have beneficial ownership of all securities owns by MPF and the Funds.

The documentation governing the terms of the warrants contains provisions prohibiting any exercise of the warrants that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As MAG beneficially owns more than 20% of the Issuer’s outstanding common stock, none of the shares of Common Stock are currently issuable upon exercise of the warrants.

The aggregate number and percentage of class of securities identified pursuant to Item 4 beneficially owned by each person identified in Item 2(a) may be found in rows 9 and 11 of the cover pages. The percentages were based on the assumption that the Issuer had 226,603,560 shares outstanding (based on the 197,676,560 shares reported by the Issuer as outstanding as of March 27, 2008, on its Annual Report on Form 10-KSB for the year ended December 31, 2007 plus the 28,927,000 shares of Common Stock acquired on April 18, 2008 in connection with the Exchange).

(b) The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund are shared with both MAG and Firestone. The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund III are shared with both MAG and Firestone. The right to vote and the right to dispose of the shares beneficially owned by MPF are shared with both MAG and Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and Firestone.

(c)	The information set forth in Item 4 is incorporated herein by this reference.

(d) To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries.

Item 7.	Material to Be Filed as Exhibits

1.  Loan and Security Agreement, dated September 7, 2007, by and between the Issuer and Momentum Fund III (including the form of promissory note and warrant) (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 17, 2007).

2. Release and Settlement Agreement, dated as of October 19, 2007, by and among the Issuer, on the one hand, and Momentum Fund, Momentum Fund III and MPF, on the other hand (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 26, 2007).

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3.  Exchange Agreement, dated as of April 18, 2008, by and among the Issuer, Momentum Fund, Momentum Fund III and MPF (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 24, 2008).

4. Agreement of Joint Filing, by and among the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2008	Dated: April 28, 2008

MERCATOR MOMENTUM FUND, L.P.	MERCATOR MOMENTUM FUND III, L.P.

By:	M.A.G. CAPITAL, LLC, its general partner	By:	M.A.G. CAPITAL, LLC, its general partner

By:	/s/ David Firestone	By:	/s/ David Firestone
	David Firestone, Managing Partner		David Firestone, Managing Partner

Dated: April 28, 2008	Dated: April 28, 2008

MONARCH POINTE FUND, LTD.	M.A.G. CAPITAL, LLC

By:	M.A.G. CAPITAL, LLC, its investment advisor	By:	/s/ David Firestone
David Firestone, Managing Partner
By:	/s/ David Firestone
David Firestone, Managing Partner

Dated: April 28, 2008

/s/ David Firestone
David Firestone

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EXHIBIT

AGREEMENT OF JOINT FILING

The undersigned hereby agree that the statement on Schedule 13D filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: April 28, 2008
MERCATOR MOMENTUM FUND, L.P.

By:	M.A.G. CAPITAL, LLC, its general partner

By:	/s/ David Firestone
David Firestone, Managing Partner

MERCATOR MOMENTUM FUND III, L.P.

By:	M.A.G. CAPITAL, LLC, its general partner

By:	/s/ David Firestone
David Firestone, Managing Partner

MONARCH POINTE FUND, LTD.

By:	By: M.A.G. CAPITAL, LLC, its investment advisor

By:	/s/ David Firestone
David Firestone, Managing Partner

M.A.G. CAPITAL, LLC

By:	/s/ David Firestone
David Firestone, Managing Partner

/s/ David F. Firestone
David F. Firestone

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